ITEM 3: INVESTOR PRESENTATION



**The Opportunity at Oportun: How Improved Board Oversight
Will Lead to Stronger Operations**

June 2025

DISCLAIMER

The views expressed in this presentation represent the opinions of Findell Capital Partners, LP and the other participants in its proxy solicitation (collectively, "Findell" or the "Participants"), which beneficially own shares of Oportun Financial Corporation ("Oportun" or the "Company") and are based on publicly available information with respect to the Company. The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Participants' conclusions. The Participants reserve the right to change any of the opinions expressed herein at any time as they deem appropriate and disclaim any obligation to notify the market or any other party of any such changes. The Participants disclaim any obligation to update the information or opinions contained in this presentation.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third-party SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Participants herein are based on assumptions that the Participants believe to be reasonable as of the date of the materials in this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. Stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

The materials in this presentation are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Participants currently beneficially own shares of the Company. It is possible that there will be developments in the future that cause the Participants from time to time to buy shares of the Company (in open market or privately negotiated transactions or otherwise), sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), or trade in options, puts, calls or other derivative instruments relating to the shares of the Company. To the extent the Participants disclose information about their position or economic interest in the securities of the Company in this presentation, it is subject to change and the Participants expressly disclaim any obligation to update such information.

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The materials in this presentation may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Participants. Although the Participants believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Participants will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.



Table of Contents



I. Executive Summary

About Findell

Who We Are

- Findell Capital is a value-oriented investment firm focused on U.S. small-cap equities
- We invest with a long-term mindset and a strict discipline around valuation and governance
- While we prefer to remain passive investors, we will take action when the value of our investment is at risk

Our Involvement in Oportun (OPRT)

- We became a stockholder in early 2023 after identifying Oportun as a deeply undervalued business with a clear path to recovery
- Since then, we have continued to increase our stake as our conviction grew, becoming the largest shareholder.
- We initially expressed our concerns through private channels, seeking constructive engagement
    - Our engagement with Oportun last year resulted in positive changes to Board composition that Oportun has acknowledged resulted in significant performance improvement
- However, continued underperformance against where we believed Oportun should be led us to re-engage this year but, after repeated efforts yielded no meaningful progress, we felt compelled to escalate our concerns

Why We Are Here Today

- Historically, our preference has been to engage behind the scenes
- In this case, we were compelled to act due to subpar performance, governance failures, and a Board that has been unresponsive to stockholder concerns and has instead acted to block experienced and independent leadership and entrench its long-tenured and inexperienced legacy directors
- Their actions since the beginning of the proxy, such as their removal of director Scott Parker in particular, re-enforced our views
- We believe stronger oversight is essential to protect and unlock long-term stockholder value



Why We're Here

OPRT's legacy Board members have overseen an epic mismanagement of costs and capital and we believe cannot be trusted to be good stewards of stockholders.

Oportun is in a much better place today because, as it has admitted itself in its letter to stockholders accompanying its proxy statement, of Findell's entreaties to reduce costs, cut non-core businesses and introduce responsible Board members who have lending experience.

However, the legacy Board members control the Board and continue to push back on obvious changes that we are confident would improve Oportun's operating performance and corporate governance.

We are seeking to replace Mr. Vazquez, in our view the cornerstone of the legacy director bloc, with a truly independent fiduciary we believe capable of reorienting the Board towards stockholder value rather than entrenchment.

Under the right leadership and operating in-line with industry leading competitors, Oportun can unlock significant stockholder value.



Oportun Needs Effective Board Oversight

Oportun was completely mismanaged until Findell became involved

➢ Operating expenses ramped to a comical level.[1]

➢ Unnecessary and illogical acquisitions caused the Company to deviate from its core mission and generated substantial losses.[2]

➢ Findell's involvement beginning in early 2023 caused a pivot but the pivot occurred too slowly – it took winning Board seats to implement change.

Oportun's legacy Board members serve as an impediment to further change

➢ The Board is controlled by legacy members who continue to slow play obvious changes needed in the operating structure and governance.

➢ Oportun could massively improve its ROA with some small changes and generate significant GAAP income.

➢ We believe Oportun under the right leadership to be worth over $22 a share.[3]

Oportun's Board needs to be composed of executives with relevant industry experience

➢ Not a single legacy member has lending experience.

➢ Our proposed Board member (Warren Wilcox) has relevant industry experiences in consumer lending and will act in the interest of stockholders.

➢ We are fighting to provide better stockholder representation and to improve the governance of Oportun.

[1] Opex grew by 109% from 2019 to 2023, according to Oportun's annual reports
[2] Including the purchase of Hello Digit, Inc. ("Digit") in 2021 for 12x BV, resulting in a substantial write-off only a year later
[3] Findell's analysis, as discussed herein, assumes pre-tax ROA of 8-10%, $3bn outstanding loans, a fully-diluted 48mm share count and a 6-7X earnings multiple



Executive Summary – How We Got Here

- Findell asked the OPRT Board to improve its governance by re-organizing its committee leadership and lead director roles to allow for greater representation of the three Board members with lending experience (Rich Tambor, Scott Parker and Carlos Minetti).

- We thought that this was appropriate given that Oportun is a lending company and the lack of lending experience on the Board prior to 2024 enabled Oportun's management to make several unforced errors that we believe almost bankrupted the Company.

- The Board refused this simple ask and we reduced our ask to seeing that the Company shrink its bloated Board size to 8 and again the Board controlled by the legacy members refused as they sought to maintain control.

- This Board apparently decided that it was better off wasting stockholder money on a proxy fight to keep their own positions on the Board despite their repeated failures as fiduciaries and took the egregious step of kicking off one of our board members Scott Parker who has the most lending experience on the board and was instrumental in driving improvements over the last year.

- We have done everything we can to avoid a proxy battle given the distraction it poses but it is clear to us that until this Board is no longer controlled by Mr. Vazquez, Oportun will underperform and continue to be led by legacy directors more concerned with their own survival than the survival of stockholders. We believe that their control of the Board creates an existential risk to the company's long-term performance.



II. History of Poor Stewardship

Overview of OPRT

➢ Oportun Financial is a lending platform founded in 2005 and headquartered in San Carlos, CA.

➢ Historically, OPRT focused on providing unsecured loans to the underserved Hispanic market – the fastest growing demographic within the United States.[4]

➢ These were typically short duration loans for small amounts and provided a means for their customers to build up a credit score that would allow them to graduate to more sophisticated banking products.

➢ They service these costumers through kiosks and store fronts spread out across America.

➢ The localization and retail branch method worked well for OPRT, particularly as Hispanic customers were able to meet face to face with Spanish speaking Oportun representatives in their communities.

[4] https://usafacts.org/data/topics/people-society/population-and-demographics/our-changing-population/



OPRT Serves a Worthy Purpose

~19% of US adults are Credit Invisible/'Unscorable'



US Hispanics are disproportionately impacted



OPRT was founded with a focus on lending to the underbanked Hispanic community, helping them build credit

Sources: Experian



Target Demographic is Growing

Hispanic Population in US Continues Growing



When credit is available, Hispanics have stronger metrics than the other outsized Invisible or 'Unscorable' groups



> **Although the Hispanic population is underbanked, their credit is relatively strong once initial lending is provided**

Sources: Experian, Pew Research



In Our View, This Simple Lending Business Was Obliterated by an Inept Management Team That Had No Board Oversight

> Management apparently decided turn this simple lending business into a money losing fintech platform and destroyed their unit economics by exploding the cost per loan



In 2023, Oportun originated less loans than they had in 2016, but the operating expenditures were $534mm that year as opposed to $162mm in 2016 – where was all this money going towards?

Sources: Company financial reports on Form 10-K (OpEx figures), Bloomberg (financial metrics)



They Were Unique in Their Profligacy – Other Industry-Leading Competitor Did Not Do Anything Remotely This Ill Conceived

Competitor One Main Holdings (OMF) Kept Its Cost Structure the Same



OPRT's OpEx Ratio (OpEx/Loans) Elevated vs. Comp



Sources: Company financial reports on Form 10-K; OMF financial reports on Form 10-K, Bloomberg



To Hide Their Excessive Costs, Oportun Ballooned their Loan Book

OMF grew by 8% from 2020 to 2022



OPRT grew by +60% from 2020 to 2022



Sources: Company financial reports on Form 10-K and 10-Q; OMF financial reports on Form 10-K and 10-Q, Bloomberg (financial metrics)



This Large Increase In Loans Led to a Large Increase in Charge Offs



Lacking risk controls / wide credit box for loan growth drove losses significantly higher than comps

Reported Net Charge-Offs

7.4%

7.1%

12.8%

7.8%

— OPRT   — OMF

Sources: Company financial reports on Form 10-K and 10-Q; OMF financial reports on Form 10-K and 10-Q, Bloomberg (financial metrics)

To Top It All Off, They Engaged in Disastrous Acquisitions

> **Oportun bought an unprofitable digital bank for $211mm that was quickly written off**

Case Study – Digit Acquisition

- OPRT acquired Digit in late 2021 for ~$211 MM – at the time Digit supposedly had a $40mm Annual Run Rate Revenue and was EBITDA breakeven

- Management wrote down goodwill shortly after the acquisition, but claimed Digit was performing above expectations

- In 2022, Digit had $37.5MM in Revenue

- In 2023, Digit had $31.5mm in Revenue

- Management went nearly a year without discussing Digit, between March 2023 and March 2024

- Management has not answered any questions on Digit since

OPRT Digit Acquisition Presentation

| Neobanking Platform that has achieved scale and is loved by members | **Nearly doubles customer base** and is a platform for accelerating growth | • 600K members[1]; Net Promoter® Score of 70; and 4.7 app store rating
• Products can be offered to everyone and create daily engagement
• ~$40M ARR and break-even on EBITDA basis |

OPRT 3Q'22 Earnings Call Transcript

While the goodwill related to our acquisition of Digit, the write-down is not a reflection on Digit's financial performance, which as you heard Raul mentioned earlier is exceeding our expectations. We have not impaired any of the other intangibles we acquired with Digit for this reason. Because this was a non-cash charge it in no way affects the operations for future prospects of the company.

OPRT 2022 10-K

This increase is primarily due to $37.5 million attributable to Digit subscription income

OPRT 2023 10-Q

$6.5 million decrease related to subscription revenue

Sources: Company filings, Bloomberg



Their Decisions Blew up the Operating Performance...

Post-Digit Acquisition OPRT Revenue and Earnings Collapsed

First reported quarter post-Digit acquisition

Income Before Tax — Net Revenue

Sources: Company financial reports on Form 10-Q, Bloomberg



...And the Stock Price



OPRT Acquires Digit for $211 MM

(75.9%)

Sources: Company financial reports on Forms 10-K and 10-Q, Bloomberg

Relative to Key Competitor OMF, OPRT Shares Collapsed



Total Shareholder Return

150%

100%

50%

0%

(50%)

(100%)

58.6%

(74.0%)

OPRT   OMF

Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21 Oct-21 Nov-21 Dec-21 Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 Oct-22 Nov-22 Dec-22 Jan-23 Feb-23 Mar-23

Sources: Company filings financial reports on Forms 10-K and 10-Q;OMF financial reports on Forms 10-K and 10-Q, Bloomberg (stock price data)

In early 2023, Findell Addressed Cost and Capital Allocation Concerns

> **We wrote our first public letter to OPRT on March 29th, 2023[5] calling out Oportun's expense structure and acquisitions.**

Our letter addressed the following:

1 **The layering on of $200 MM in unnecessary costs and questioned what all of this was for.**

2 **Oportun's exploding headcount relative to comps**

OPRT Employees	2019	2020	2021	2022	2019-2022
Contact Center	1,519	1,591	1,582	1,533	1%
Outsourcing	630	579	652	807	28%
Corporate	583	577	746	875	50%
Total	2,732	2,747	2,980	3,215	18%

Selected Comp Employees	2019	2020	2021	2022	2019-2022
OMF	9,700	8,300	8,800	9,200	(5%)

3 **The absurd overabundance of executives – OPRT had 27 Vice Presidents (4 Credit Officers, 3 General Counsels, 3 Heads of HR)**

4 **Oportun spending $211 MM on acquiring a digital consumer bank, Digit, that was in the process of failing**

[5] https://static1.squarespace.com/static/5e17f2a118561f6339437f24/t/64240b4f0cf8705352d472b7/1680083791192/Findell+letter+to+OPRT.pdf



Management Pushed Back on Our Claims

On our private calls and publicly, management scoffed at the idea that they were running the business with too many expenses.

Statement from CEO Raul Vazquez (November 7th, 2022)

"So, we feel that the organization is right-sized today… So, we actually think that our posture on expenses is very sustainable"

OPRT's OpEx Run Rate was more than $600 MM a year

Statement from CFO Jonathan Coblentz (March 13th, 2023)

"So first of all, you've seen us get much leaner and be very disciplined about OpEx"

OPRT's OpEx Run Rate was more than $545 MM a year

Public Statement from Raul Vazquez During (November 6th, 2023)

*"In closing, I want to first emphasize the progress that we have made to **position Oportun for profitable, sustainable growth**…"*

OPRT's OpEx Run Rate was more than $490 MM a year

Sources: Company financial reports on Forms 10-K and 10-Q, CapIQ (financial metrics),Findell Capital Management (conversations with Messrs. Vazquez and Coblentz), Company earnings call for 2Q FY23



However, With Credit Deteriorating and Pressure Mounting From Findell They Were Forced To Start To Pivot

OpEx Improved – Lead by Findell's Pressure



OpEx Per Loan Declined as Headcount was Corrected



Sources: Company financial reports on Forms 10-K and 10-Q; OMF financial reports on Form 10-K, Bloomberg



Improvements stalled and resumed with Findell's directors put on the board

Findell writes first letter to OPRT

OpEx/Loan remains ~flat

Findell Nominee Scott Parker Joins the Board

39% lower since candidates recommended by Findell joined Board

Operating Expense per Origination

- 1Q'23: $1,461.6
- 2Q'23
- 3Q'23
- 4Q'23
- 1Q'24
- 2Q'24: $944.6
- 3Q'24
- 4Q'24: $571.9

$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0

Findell's outreach has helped push management reduce OpEx per loan by 61% since our first letter

Sources: Company financial reports on Form 10-Q;, Bloomberg



Share Price Dramatically Improved Following Findell's Board Additions



The appointment of independent lending experts to the boardroom was critical

Sources: Company financial reports on Forms 10-K and 10-Q, Bloomberg (share price data)

Management's Delays Proved Costly as the Company's Still-Perilous Financial Situation Forced Them to Engage in a New Dilutive Financing



Penny Warrant Financing Harms Stockholders

➤ Refinanced debt with a $235 MM 4-year secured term loan

➤ 15% annual interest rate (~2% improvement from prior)

➤ **Penny warrants were issued equal to 9.8% if fully diluted share outstanding of the Company excluding OTM options on a pro-forma basis, or 4.861 MM shares**

➤ Since Findell's first outreach in 1Q'23, OPRT's diluted shares outstanding, inclusive of the penny warrant financing, has **increased by 14.4 MM shares or 42%**

Sources: Company financial reports on Forms 10-K and 10-Q, Bloomberg (share price data)



Oportun is Declaring Victory

The legacy Board thinks they have done a superb job by not bankrupting a Company that they almost bankrupted

OPRT Responded to Findell on March 20th

Results Speak for Themselves

Our Board continuously and proactively evaluates Oportun's performance, business and strategic direction to ensure the Company is best positioned to deliver sustainable shareholder value. We implemented several initiatives to drive improved profitability and optimize our capital structure – and our financial results demonstrate meaningful progress from those initiatives, including:

- **Enhancing efficiency and strengthening business economics**: Since mid-2022, we have decreased operating expenses by approximately 40%, by eliminating over $240 million in annualized costs.

Streamlining operations to focus on core offerings: We divested non-core business segments, including the sale of our credit card portfolio in November 2024, to concentrate on our core personal loan, secured personal loan, and savings products.

These actions have delivered substantial value for our shareholders. Oportun has driven strong returns that have outperformed major indices over the past two years – and over the past 12 months, we have achieved a 121% total shareholder return, outpacing both industry peers and key benchmarks.

→ **Management declared victory so far, applauding themselves**

→ **But they proceed to list initiatives that Findell explicitly fought to implement, and improvement directly driven by our Board adds**

Management claims the results speak for themselves, and we agree: Oportun is still not GAAP profitable on a sustainable basis, the stock is down 55% since IPO, and the minimal value delivered recently was driven by the hard-fought implementation of our ideas

Sources: Company press release dated March 20, 2025: "Oportun Comments on Letter from Findell Capital"



The Value Destruction Engineered by Mr. Vazquez and the Legacy Board Is Astounding

> **CEO Mr. Vazquez incinerated nearly $1.5 billion of stockholder capital trying to turn OPRT into a fintech platform**



At a 10% OpEx margin structure (which is still ~3% worse than OMF), OPRT would have generated more than $1.4 Billion in additional margin through 2024

Additional Margin Under 10% OpEx Ratio Structure ($MM)	
2018	$131
2019	$165
2020	$197
2021	$257
2022	$287
2023	$236
2024	$134
TOTAL	**$1,406**

Sources: Company financial reports on Form 10-K, CapIQ (financial metrics),Findell Capital Management (calculations)



The Future Outlined by Management Is Subpar

OPRT Has Provided the Below LT Targets for the Company [6]



Chart with numbered markers (1–6) showing OPRT long-term targets:

- **① APR:** 32%
- **② Non-Interest Income:** 4%
- **Total Revenue Yield:** 36%
- **Cost of Funds:** (8%)
- **Net Interest Margin:** 28%
- **③ Net Charge Offs:** (9-11%)
- **Risk Adjusted NIM:** 17-19%
- **④ Operating Expenses:** (12.5%)
- **⑤ ROA:** 3-4%
- **⑥ ROE:** 20-28%

① The 32% APR target is restricted by OPRT's self-imposed rate cap

② OPRT includes non-interest income in these targets, concealing the weak APR

③ A 9-11% NCO target is higher than what OPRT reported pre-2020 and for all of 2021

④ We maintain our view that OPRT's operating expenses are too high for their size

⑤ Weak targets as outlined prior result in underwhelming ROA

⑥ ROE driven by overly high leverage

We view OPRT's ROA and ROE targets as both subpar and misleading

[6] Oportun Investor Presentation (4Q 2024)

Oportun Is Still Nowhere Close to OMF on an Opex Ratio Basis



Chart: Average Managed Principal Balance ($MM) and OpEx Ratio by year (2019–2024)

- 2019: OPRT OpEx Ratio 18.3%, OMF OpEx Ratio 7.5%
- 2020: OPRT OpEx Ratio 20.0%, OMF OpEx Ratio 6.9%
- 2021: OPRT OpEx Ratio 22.2%, OMF OpEx Ratio 7.3%
- 2022: OPRT OpEx Ratio 18.9%, OMF OpEx Ratio 7.3%
- 2023: OPRT OpEx Ratio 17.9%, OMF OpEx Ratio 7.0%
- 2024: OPRT OpEx Ratio 14.8%, OMF OpEx Ratio 6.7%

Legend: Average Managed Receivables | OPRT OpEx Ratio | OMF OpEx Ratio

Sources: Company financial reports on Form 10-K; OMF financial reports on Form 10-K, Bloomberg (financial metrics)

III. Why Governance Matters

Oportun is a Case Study in Failed Oversight Resulting From a Lack of Industry Experience on the Board

Not a single legacy Board member has lending experience, let alone subprime lending experience – this may in part explain why they failed to provide much-needed oversight as management careened from one unforced error to the next, exploding costs and engaging in value destroying acquisitions

	Ginny Lee	Louis P. Miramontes	Raul Vazquez*	Mohit Daswani	Scott Parker
	Non-Profit (Khan Academy)	*Accountant (KPMG)*	*Retail (Wal-Mart)*	*Tech (ThoughtSpot)*	*Subprime Lending (OMF)*
Tenure TSR%	**(72%)**	**(55%)**	**(55%)**	**+99%**	**+206%**

	Jo Ann Barefoot	Neil Williams	Sandra Smith	Carlos Minetti*	Richard Tambor
	Podcast (Barefoot Innovations Podcast)	*Tech (Intuit)*	*Tech (Twilio)*	*Consumer Lending (Discover)*	*Subprime Lending (OMF)*
Tenure TSR%	**(55%)**	**(55%)**	**(72%)**	**+99%**	**+149%**

*Denotes Board members up for re-election in 2025
Sources: Company proxy statement filed May 28, 2025 (director tenure and background); Bloomberg Data (share prices used to calculate TSR); Findell Capital Management (TSR calculations), LinkedIn (director background)



Despite Poor Performance, Legacy Board Members Remain Entrenched

Legacy Board members have been with OPRT for years (and in some cases over a decade) with minimal turnover and have refused to step down despite their track record

	Ginny Lee	Louis P. Miramontes	Raul Vazquez*	Mohit Daswani	Scott Parker
Start of Tenure	*2021*	*2014*	*2012*	*2024*	*2024*

	Jo Ann Barefoot	Neil Williams	Sandra Smith	Carlos Minetti*	Richard Tambor
Start of Tenure	*2016*	*2017*	*2021*	*2024*	*2024*

*Denotes Board members up for re-election in 2025
Sources: Company proxy statement filed May 28, 2025 (director tenure)



33

Unresponsive Board Has Allowed Legacy Directors to Overstay Welcome

Legacy director Jo Ann Barefoot failed to receive a majority of the votes in her favor but remains on the Board; fellow legacy director Sandra Smith barely did better in the same election

Ballot Member	Votes in Favor	Votes Withheld	% Votes in Favor	% Withheld	Non-Votes	Result
Jo Ann Barefoot	8,092,038	8,199,099	24%	24%	29%	Approved
Sandra A. Smith	8,203,354	8,076,783	24%	24%	29%	Approved

Without Findell's support, guaranteed by our cooperation agreement, legacy Board director Ginny Lee would not have been re-elected

2024 Proxy Vote - Actual Results				
Ballot Member	Votes in Favor	% Votes in Favor	% of Float	Result
Ginny Lee	10,094,106	62%	28%	Approved
Louis Miramontes	13,291,868	82%	37%	Approved
Richard Tambor	15,539,070	96%	44%	Approved

2024 Proxy Vote - Results Without Findell Cooperation Agreement				
Ballot Member	Votes in Favor	% Votes in Favor	% of Float	Result
Ginny Lee	10,094,106	42%	19%	Denied
Louis Miramontes	13,291,868	62%	28%	Approved
Richard Tambor	15,539,070	96%	44%	Approved

Stockholders clearly want to see this Board held accountable, but the legacy directors have managed to dodge that accountability and retain undeserved control

Sources: Company Current Reports on Form 8-K filed on June 28, 2024 and June 8, 2023



OPRT's Entrenched Board Forced Out Scott Parker in May 2025



Scott Parker

SUBPRIME LENDING EXPERIENCE (OMF)

PRIOR BOARD EXPERIENCE

Tenure TSR%	**+206%**

- In early May, OPRT announced they would reduce the size of their board from 10 members down to 8, which was a welcome change. However, the Board, still controlled by Mr. Vazquez and its majority legacy directors, voted to force Mr. Parker off the slate in the process

- Mr. Parker's background as a former CFO of several public and private companies with decades of experience as a consumer lending executive is extremely valuable at a time when the Company lacks a permanent CFO and has only two other board members with lending experience

- We supported Mr. Parker's addition to the Board last year, and he helped drive much needed oversight

- **In our view, legacy board members would rather see the Company lose an experienced director with a valuable skillset – whose addition to the Board directly led to a significant improvement in results – than allow new directors who have the support of stockholders to retain majority control**

> **Board decision not to renominate Mr. Parker is another egregious example of attempts to prevent oversight**

Sources: LinkedIn, Company filings, Findell Capital Management



Apparent Conflicts of Interest are Rampant on the Board

The Board is stacked with Mr. Vazquez's colleagues from Intuit, raising serious questions about the degree of independent oversight it can provide

Raul Vazquez
BOARD MEMBER of Intuit

OPRT: Raul Reports to Ginny

Intuit: Neil Reported to Raul
OPRT: Raul reports to Neil

OPRT: Ginny and Neil on Board
Intuit: Ginny Reported to Neil

Ginny Lee*
NO SUBPRIME EXPERIENCE
NO CONSUMER LENDING EXPERIENCE

Ginny Lee held multiple positions at **Intuit** (including Chief Information Officer, GM for Small Business Employee Management Solutions, and VP of Small Business Payroll)

Neil Williams
NO SUBPRIME EXPERIENCE
NO CONSUMER LENDING EXPERIENCE

Former CFO of Intuit. Raul Vazquez was on the Board of Intuit for Neil's final two years with the company. **Prior to stepping down from Intuit, Neil was named to the Board of OPRT in 2017)**

Sources: Company filings, LinkedIn, Findell Capital Management
*Ginny Lee is the head of the Nominating, Governance and Social Responsibility Committee of the Board



These Personal Relationships May Have Helped Drive the Disastrous Acquisition of Digit

Jo Ann Barefoot

BAREFOOT INNOVATION GROUP
EFFORTLESS SAVING: DIGIT
CEO ETHAN BLOCH

Ethan appeared on Jo Ann's podcast in 2016 indicating they knew each other years before the disastrous acquisition

Raul Vazquez
OPRT CEO / Board Member
BOARD MEMBER of Intuit

Ethan Bloch

digit

OPRT purchased Ethan Bloch founded Digit for $211 MM in 2021, with what appears to be minimal due diligence

Digit Founder
Flowtown Founder

OPRT: Raul Reports to Ginny

Intuit: Neil Reported to Raul

OPRT: Raul reports to Neil

Flowtown

OPRT: Ginny and Neil on Board

Intuit: Ginny Reported to Neil

Ginny Lee*

Neil Williams

Intuit purchased Demandforce in 2012, which had recently acquired Ethan Bloch founded Flowtown

Four years later, **INTU sold Demandforce for cash at a >50% discount**

Sources: Company filings, LinkedIn, Consumerfinance.gov, Findell Capital Management
Ginny Lee is the head of the Nominating, Governance and Social Responsibility Committee of the Board



It is Unclear to Us How Much Diligence was Actually Done on Digit

Oportun paid $211mm for a company that had nothing to do with their core business – it was an attempt to offer a savings product to customers who definitionally have no savings

Digit was doing $40mm in annual run rate revenue and making zero EBITDA at purchase - Digit's revenue quickly collapsed over the subsequent three years - $37.5mm in 2022, $31mm in 2023

Findell estimates that Oportun wasted $325mm on Digit – total cost plus operating burn. Within one year of purchase, Digit was substantially written down

In acquiring Digit, OPRT also inherited a $2.7 MM fine from the Consumer Finance Protection Bureau

CFPB Takes Action Against Hello Digit for Lying to Consumers About Its Automated Savings Algorithm

Fintech's Algorithm Wrongfully Depleted Checking Accounts, Leading to Overdraft Penalties for Customers

AUG 10, 2022

Sources: Company Digit acquisition presentation, subsequent earnings calls and subsequent financial reports on Forms 10-K and 10-Q; Consumerfinance.gov



Digit Acquisition Led To Massive Dilution

Oportun's first dilution occurred in 2023

Oportun has had to go through multiple dilutive financing rounds that they have carefully disguised

OPRT 4/27/23 Proxy Statement:

In connection with the Amended Credit Agreement, ==we issued warrants==, at closing, to the lenders providing the Incremental Tranche A-1 Loans to purchase ==1,980,242 shares of our common stock== and on March 27, 2023, issued warrants to the lenders providing the Incremental Tranche A-2 Loans to purchase ==116,485 shares of our common stock==, in each case at an exercise price of $0.01 per share. In addition, in connection with the funding of the Incremental Tranche B Loans, we will issue warrants to the lenders providing the Incremental Tranche B Loans to purchase 1,048,363 shares of our common stock and, in connection with the funding of the Incremental Tranche C Loans, we will issue warrants to the lenders providing the Incremental Tranche C Loans to purchase 1,048,363 shares of our common stock, in each case, at an exercise price of $0.01 per share. We also entered into a registration rights agreement with the applicable lenders, which stipulates that we file a registration statement with respect to the shares underlying the warrants.



Details were buried on page 60 of Oportun's 4/27/2023 proxy statement

Oportun's second dilution occurred in 2024

Oportun buried any information about the dilution deep within their proxy statement, making it difficult for investors to find and follow

OPRT 5/13/24 Proxy Statement:

Consists of ==2,904,355 shares of common stock issuable upon exercise of warrants== issued or issuable to NB Specialty Finance Fund II, ==1,056,129 shares of common stock issuable upon exercise of warrants== issued or issuable to NBSF Canada 2021 Trust, and ==232,969 shares of common stock issuable upon exercise of warrants issued== or issuable to NB Direct Access Fund LP. Ultimate voting and dispositive power with respect to the shares of common stock issuable is exercised by NB Alternatives Advisers LLC. We have



Details were buried in footnotes on page 36 of Oportun's 5/13/2024 proxy statement

Sources: Company filings



The Board has Displayed Minimal Risk Control

In 2020 ProPublica published an article on how OPRT sued thousands of low-income Latinos during the pandemic

The Loan Company That Sued Thousands of Low-Income Latinos During the Pandemic

A monthslong investigation revealed that Oportun Inc., which was founded to help Latino immigrants build credit, routinely uses lawsuits to intimidate a vulnerable population into keeping up with high-interest loan payments — even amid COVID-19.

That number of filings makes Oportun the most litigious personal loan company in Texas and one of the most litigious debt collectors in the state overall this year. It is rivaled only by larger companies like Conn's HomePlus, Capital One and a handful of firms that buy unrecovered debts from banks and other creditors.

An analysis of court records in nine of Texas' largest counties — home to the vast majority of the 80 kiosks and strip mall storefronts the company operates in the state — found that Oportun has sued borrowers after they fell behind on their payments more than 47,000 times from May 2016 through July of this year. That's 30 lawsuits per day on average.

Vazquez defined the "small minority" of loans resulting in lawsuits as less than 6% over the past five years. Though he didn't say how many lawsuits that represented, he said that it had "become a big number" over time and announced that the company would drop all pending debt claims — including the one against Solis — and temporarily suspend the filing of new ones. He also vowed to reduce the company's filing rate by more than 60% and cap interest rates at 36%, an annual percentage rate that consumer advocates consider an absolute maximum for smaller personal loans. (While the company says its average APR is already 36%, ProPublica and the Tribune found that it has often charged rates as high as 66.99% in Texas and California.)

OPRT CEO Raul Vazquez was front and center in ProPublica's discussion of OPRT's litigious behavior – as a result
ORPT imposed a 36% cap on itself which has hindered their ability to become profitable

Sources: ProPublica



40

Poor Governance Has Driven Desperate Financing Needs

Early in our engagement this year, Oportun told us they were confident the Company's warrant holders would convert to shares in order to vote for Mr. Vazquez in a proxy contest, **suggesting that dilution of outstanding equity holders by ~20% was worth defending an entrenched, underperforming CEO**

OPRT 5/13/24 Proxy Statement:

Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percentage of Shares Beneficially Owned
5% Stockholders:		
Entities affiliated with Neuberger Berman[2]	4,193,453	10.5%

[2] Consists of 2,904,355 shares of common stock issuable upon exercise of warrants issued or issuable to NB Specialty Finance Fund II, 1,056,129 shares of common stock issuable upon exercise of warrants issued or issuable to NBSF Canada 2021 Trust, and 232,969 shares of common stock issuable upon exercise of warrants issued or issuable to NB Direct Access Fund LP. Ultimate voting and dispositive power with respect to the shares of common stock issuable is exercised by NB Alternatives Advisers LLC. We have

OPRT 11/14/24 8-K Filing:

On the Term Loan Closing Date, in connection with the Credit Agreement, the Company issued warrants (the "Warrants"), at an exercise price of $0.01 per share, to affiliates of Castlelake and Neuberger to purchase an aggregate amount of shares of the Company's common stock equal to 9.8% of the fully-diluted shares outstanding of the Company, excluding out-of-the-money options, on a pro-forma basis for the warrants. The Company also entered into a Registration Rights Agreement with the applicable holders of the Warrants (the "Registration Rights Agreement"), which stipulates that the Company will file a registration statement with the Securities and Exchange Commission with respect to the shares underlying the Warrants.

That Oportun would prefer to see dramatic dilution rather than taking any of the simple, concrete steps to improve governance we have asked for should suggest to all stockholders (including those whose holdings came from converting warrants) that management does not have their best interests at heart

Sources: Company filings



IV. Board Refreshment is Needed to Ensure Changes Materialize

We Urge Stockholders to Replace Mr. Vazquez

OPRT told Findell that to avoid a proxy contest Neil Williams would step down. We learned that Neil planned on retiring regardless and their concession was an empty offer. **Unfortunately, this deliberate decision to mislead their top stockholder is a microcosm for how OPRT operates. We urge stockholders to vote against Mr. Vazquez.**



Raul Vazquez

NO SUBPRIME EXPERIENCE
NO CONSUMER LENDING EXPERIENCE

TSR During Tenure	**(55%)**
$ Value Created	**($1,600 MM)**

Mr. Vazquez Lacks in Relevant Qualifications

Bio: Joined OPRT as CEO in 2012. Previously held senior leadership roles as Walmart, including President and CEO of Walmart.com, and EVP & President of Walmart West. Mr. Vazquez serves on the Board of Directors at Intuit and has previously served as a Board member at Staples.

✕ **Consumer finance expertise**

✕ **Subprime lending expertise**

✕ **Independence as director**

✕ **Track record of value creation**

Sources: Company filings, Bloomberg, LinkedIn



Warren Wilcox Is a Highly Qualified and Experienced Director



Warren Wilcox

SUBPRIME LENDING EXPERIENCE

PRIOR BOARD EXPERIENCE

Relevant Skillset to Maximize Value at Oportun...

✓ **Consumer finance expertise**   ✓ **Independence as director**   ✓ **Public company board experience**

✓ **Subprime lending expertise**   ✓ **Track record of value creation**

...And the Relevant Experience

- **5 years at Mercury Financial (Co-Founder) – Built a large sub-prime card and loan business**

- **5 years at Visa (EVP) – Ran many of their client facing advisory functions**

- **6 years at Providian (Vice Chair) – Turned around a $18B credit card business (sold to WaMu/Chase)**

- **4 years at Fleet (SVP) – Turned around a distressed $15B card business**

- **12 years at Household (Managing Director) – Built a $20B card business for HFC from scratch**

Warren Wilcox Is a Highly Qualified and Experienced Director



Warren Wilcox
SUBPRIME LENDING EXPERIENCE
PRIOR BOARD EXPERIENCE

- Former member of the board of directors of Encore Capital Group, Inc. (NASDAQ: ECPG), a debt collection and recovery company, and of InfoArmor, Inc., a provider of identity protection solutions

- Former Co-Founder and Chief Marketing Officer of Concerto Card Company, a financial technology company focused on co-branded credit card programs

- Former Senior Executive at Onboard Partners LLC, a financial services company specializing in facilitating transactions between financial institutions and between financial institutions and affinity groups

- Former Co-Founder and Chief Marketing Officer of Mercury Financial LLC, a financial technology company providing Mastercard-branded credit cards and personal loans to sub-prime and middle-market consumers

- Former Executive in Residence at Happy Money, Inc., a consumer lending platform, and Head of Advisory Services at Visa Inc. (NYSE: V)

> With Warren Wilcox replacing Mr. Vazquez on the Board, we believe Messrs. Tambor and Minetti, who, like Mr. Wilcox, have worked in and understanding the industry, can begin to institute proper oversight of a management team that has never been meaningfully held to account



Instituting Change – What Needs to Happen Next

1

Reduce Corporate Overhead by Rightsizing the Business

2

Remove the Self-Inflicted 36% Interest Rate Cap

3

Make Clear Governance Changes

Given OPRT's track record over the last few years, we have little confidence that Mr. Vazquez or the legacy Board members are equipped to make these changes happen or even understand what changes need to occur

1 **This Business Should be Run at an OpEx Ratio Less Than 12%**

After claiming >$700 MM in OpEx (22.2% Opex Ratio) was adequate following 2022, OPRT reported ~$400 MM OpEx in 2024 (15% OpEx ratio). We believe a 12% OpEx ratio is appropriate. While still higher than OMF (which is at 6.7%), a 12% ratio would generate $80mm in additional savings.)

While OPRT has been reducing its Opex Ratio, it is still much higher than OMF



At a 12% Ratio, OPRT Would Cut an Additional ~$80 MM Costs



The OPRT legacy Board has allowed management to brazenly mismanage capital with zero accountability

Sources: Company financial reports on Form 10-K; OMF financial reports on Form 10-K, Findell Capital Management (calculations)



Management Comp and Headcount Revisions Yield Additional Savings

Line Item	2024 Operating Expenditures	Means of Improvement	2026E Operating Expenditures
Technology & Facilities	$166 MM	Lower tech costs by focusing on core lending	$126 MM
Sales and Marketing	$67 MM	Reduce marketing related to non-core operations	$60 MM
Personnel	$87 MM	Additional necessary headcount rightsizing	$68 MM
Outsourcing and Professional Fees	$37 MM	Reductions in offshoring expenditures	$32 MM
G&A	$53 MM	Reassessment of executive compensation	$40 MM

OPRT has ample room to reduce OpEx to ~$325 MM per year, driving OpEx ratio more in-line with competitors

Sources: Company financial reports on Form 10-K; OMF financial reports on Form 10-K, CapIQ Data (financial metrics), Findell Capital Management (calculations)



2 | # OPRT Must Remove The 36% Interest Rate Cap



Cost of borrowing $1,500[6]

						Approx. $2,000 savings

$3,562 — Online-only Payday
$3,490 — Online Installment
$3,141 — Single-Pay Auto Title
$2,439 — Payday
$1,310 — Rent to Own
$1,027 — Installment
$2,495 — Weighted average
$498 — Oportun

By capping their interest rates at 36%, ORPT has been unable to serve large swaths of customers who are forced to use more expensive alternatives

Sources: Oportun May 2025 investor presentation



OPRT Must Remove The 36% Interest Rate Cap

The rise in OPRT's net charge offs during a deterioration in the credit market shows management's inability to properly price for risk – the self-imposed 36% rate cap has been instrumental in OPRT's underperformance



OPRT's Net Charge Offs increased at a similar rate to the rise in 1 Year Treasuries – the credit market had clearly showed signs of deterioration



Despite a sustained >6% increase in net charge offs and a sustained >4% increase in treasuries, OPRT's interest rate only improved by 1%

Sources: Company financial reports on Forms 10-K and 10-Q, CapIQ Data (financial metrics), Bloomberg (financial metrics), Findell Capital Management (calculations and analysis)



2 OPRT Must Remove The 36% Interest Rate Cap

While the exact impact of a >36% rate cap between 2020-2024 is difficult to determine with provided disclosures, applying the respective delta in the 1-year treasury rate to OPRT's reported interest quarterly would have generated at least >$40 MM of additional interest income when just on reacting to changes in the risk-free rate

Management failed to capitalize on a rising rate environment
OPRT Interest Rate
35%
34%
33%
32%
31%
30%
29%
1 Year Treasury Rate
6%
5%
4%
3%
2%
1%
0%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
OPRT Interest Rate
1 Year Treasury Rate



OPRT loans have an average duration of ~1 year, making it easy to institute a change to the 36% rate cap, which we believe any management team facing proper oversight would be able to accomplish

Sources: Company financial reports on Forms 10-K and 10-Q, CapIQ Data (financial metrics), Bloomberg (financial metrics), Findell Capital Management (calculations and analysis)



Clear Strategic Changes – OPRT Targets

OPRT Has Provided the Below LT Targets for the Company [7]



Chart (percentages, 0%–40% axis):

- APR: 32%
- Non-Interest Income: 4%
- Total Revenue Yield: 36%
- Cost of Funds: (8%)
- Net Interest Margin: 28%
- Net Charge Offs: (9-11%)
- Risk Adjusted NIM: 17-19%
- Operating Expenses: (12.5%)
- ROA: 3-4%
- ROE: 20-28%

OPRT assumes 6:1 leverage to achieve target

Ultimately, OPRT's return targets are well below where they should be for a company of this scale and risk profile

[7] Oportun Investor Presentation (4Q 2024)

3 # Clear Strategic Changes – What OPRT Should Target



2.5% APR expansion from rate cap removal

50 bps improvement in cost of funds

We assume a reasonable 4.5:1 leverage target

100 bps improvement in operating costs

APR	Non-Interest Income	Total Revenue Yield	Cost of Funds	Net Interest Margin	Net Charge Offs	Risk Adjusted NIM	Operating Expenses	ROA	ROE
32%	4%	38.5%	(8%)	30.5%	(10%)	20.5%	(11.5%)	9%	41%

OPRT should target Pre-tax ROA of **8-10%** without using high leverage to boost ROE measures, yielding **>40% ROE**

Sources: Company financial reports on Forms 10-K and 10-Q, CapIQ Data (financial metrics), Bloomberg (financial metrics), Findell Capital Management (calculations and analysis)

3 **Clear Strategic Changes – Prudent Capital Allocation**

The legacy board has a history of making poor capital allocation decisions – if managed properly, OPRT should be positioned to generate substantial cash for investors

Management Should Focus on The Following Initiatives

1 Produce steady and predictable pretax ROAs in the 8-10% range with an emphasis on always maintaining and protecting margins

2 Maintain leverage ratios at conservative industry standard levels in the 4-5:1 range, lowering cost of funds and reducing volatility

3 Responsibly grow receivables at a 10% clip in order to properly read and manage credit inputs while maintaining a conservative balance sheet

4 Any accumulating excess capital should be used to buy back shares after years of stockholder dilution



We Believe Oportun Under the Right Leadership Has Multi-Bagger Upside

Hypothetical Valuation Scenario

➢ These OpEx initiatives and underlying operational improvement assumptions would imply a >8% pre-tax return on assets (ROA)

➢ This ROA would be rightfully higher than OMF's ROA, which would drive a price to book ratio higher than that of OMF

➢ OMF trades at ~2x book value, which if applied to OPRT suggests a valuation of ~$20/share+



We believe investors owe it to themselves, Oportun employees, and the underbanked community to build an independent Board led by industry veterans to drive sustained positive change



V. Conclusion

In our analysis, Oportun is a classic case study of an entrenched board and management team with no accountability to stockholders resulting in sustained value destruction and underperformance

- Oportun's core product plays a crucial role in serving underserved communities, but this Company's attempt to deviate from that core product to become a tech enabled platform has destroyed stockholder value and hurt its ability to lend to its customer base

- A refreshed Board with new leadership can finally refocus the organization on achieving the correct OpEx ratio



Vote Today to Elect Warren Wilcox on the White Proxy Card

 **By Internet**
Access the site indicated on your **WHITE** proxy card and follow the instructions provided

 **By Phone**
Dial the number indicated on your **WHITE** proxy card and follow the simple prompts

 **By Mail**
Sign, date and return your **WHITE** proxy card in the postage-paid envelope provided

Remember, please discard and do not sign any green Oportun proxy card. If you have already voted for Mr. Vazquez on the Company's proxy card, a later-dated vote on the **WHITE** proxy card will revoke your prior vote. Only your latest dated vote counts!

If you have any questions about how to vote your shares, please contact:



520 8th Avenue, 14th Floor
New York, NY, 10018
(212) 257-1311
(888) 368-0379
info@saratogaproxy.com

ITEM 4: MATERIALS PUBLISHED ON WWW.OPPORTUNITYATOPORTUN.COM

THE OPPORTUNITY AT OPORTUN

Findell Capital Management believes Oportun Financial Corporation can achieve its full potential by ending the legacy directors' majority control of the Board, improving the Company's governance and refocusing on lending.

We are seeking to elect an independent consumer financial services industry veteran to the Company's Board at the 2025 Annual Meeting.



WARREN WILCOX

The election of Mr. Wilcox will ensure that the entrenched legacy directors no longer control the Board and enable the Board to provide effective long-term oversight of the business.

READ OUR LETTER TO STOCKHOLDERS ➔   **VIEW OUR PRESENTATION ➔**

ABOUT FINDELL



Findell is the single-largest stockholder of Oportun with an approximately 9.5% equity stake in the Company.

For the past two years, we have advocated for the interests of stockholders by publicly and privately pushing the Company to enhance governance, reduce costs and focus on its core lending business, which we believe has significant value potential despite years of mismanagement.

In 2024, our engagement resulted in the addition of independent directors Scott Parker and Richard Tambor, both of whom possess valuable experience in direct lending and whose appointments resulted in significant improvements in credit and cost reductions.



REVIEW OUR CASE FOR CHANGE →

 **CASE FOR CHANGE**

 **MEET WARREN WILCOX**

 **SHAREHOLDER RESOURCES**

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Resources

Presentations



The Opportunity at Oportun: How Improved Board Oversight Will Lead to Stronger Operations

JUNE 16, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

PRESENTATION

Shareholder Letters



Letter to OPRT Stockholders

JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Letter to OPRT Stockholders

MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Press Releases



Findell Capital Provides Facts in Response to Oportun's Misleading Narrative

JUNE 13, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Spotlights Why Ginny Lee Should Not be Appointed Oportun's Next Lead Independent Director

JUNE 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Urges Oportun Stockholders to Vote the White Proxy Card to Elect an Independent Consumer Financial Services Expert to the Board

JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Responds to Oportun's Reactionary and Defensive Reduction of Board Size

MAY 8, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Partners Delivers Letter to Oportun Stockholders Ahead of 2025 Annual Meeting

MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Responds to Oportun (NASDAQ: OPRT) Comments, Announces Nomination of Sandra Bell and Warren Wilcox

MARCH 27, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management Issues Open Letter to the Board and Shareholders of Oportun (NASDAQ:OPRT) Calling for Leadership Change**

MARCH 20, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management LLC Issues Statement to the Stockholders of Oportun Financial Corporation**

DECEMBER 4, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management LLC Applauds Oportun (OPRT) in Announcing Cost Savings Measures**

MAY 9, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Management LLC Issues Statement to the Oportun Financial Corporation Board of Directors**

MARCH 29, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

SEC Filings

 **Definitive Proxy Statement**

MAY 29, 2025 / SEC

LEGAL FILINGS

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ITEM 5: SOCIAL MEDIA



← **Post**



FindellCap  ⌀ ···
@fin_capital

We urge shareholders of $OPRT to vote for Warren Wilcox and Carlos Minetti and against CEO Raul Vazquez. Time to bring change to $OPRT and provide real board oversight so that this company can be driven to new heights.

findell.s3.us-west-1.amazonaws.com/Findell+Letter...

10:08 AM · Jun 4, 2025 · **14.5K** Views

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